Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Confidential Draft No. 2 of the Registration Statement on Form S-1 (File No. TBD) of our audit report dated April 20, 2023, with respect to the balance sheet of Reagan Bosco International Company, Inc. as of February 28, 2023, and the related statements of operations, stockholders’ equity, and cash flows for the period from February 9, 2023 (inception) through February 28, 2023. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the heading “Interest of Named Experts and Counsel” in such Offering Statement.

Spokane, Washington

June 16, 2023